Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: August 31, 2023

【プレスリリース】*English follows

2023年8月31日

コインチェック株式会社

役員の異動に関するお知らせ

コインチェック株式会社（本社：東京都渋谷区、代表取締役：蓮尾 聡、以下、当社）は、以下のとおり役員の異動を行うことをお知らせいたします。

1.　執行役員および専門役員の異動（2023年9月1日付）

新任

新役職	氏名	旧役職
執行役員 Crypto Asset事業本部長	澤村 周平	暗号資産事業本部 プロダクト部長

役職の変更

新役職	氏名	旧役職
副社長執行役員	井坂 友之	副社長執行役員 暗号資産事業本部長
常務執行役員CFO コーポレート本部長	竹ケ原 圭吾	常務執行役員 CFO 兼 CRO ※1
執行役員 web3Cloud事業本部長	大塚 雄介	執行役員
執行役員CLO 法務・コンプライアンス本部長	北田 友宏	執行役員CLO ※1
執行役員CTO 開発・人事本部長	松岡 剛志	執行役員CTO 兼 CSO ※1

退任

新役職	氏名	旧役職
ー	天羽 健介	常務執行役員 NFT・メタバース事業本部長
開発・人事本部 副本部長	佐藤 ニール	執行役員CIO ※1
web3Cloud事業本部 副本部長	菅沼 翔平	執行役員CHRO ※1
ー ※2	山田 尚史	専門役員

※1

CFO（Chief Financial Officer）：最高財務責任者

CRO（Chief Risk Officer）：最高リスク管理責任者

CLO（Chief Legal Officer）：最高法務責任者

CIO（Chief Information Officer）：最高情報責任者

CHRO（Chief Human Resources Officer）：最高人事責任者

CTO（Chief Technology Officer）：最高技術責任者

CSO（Chief Security Officer）：最高セキュリティ責任者

※2　マネックスグループ株式会社取締役兼執行役（クリプトアセット事業セグメント担当、テクノロジー担当及びAI戦略担当）を継続します。

執行体制（2023年9月1日付）

氏名	役職
蓮尾 聡	代表取締役 社長執行役員
井坂 友之	副社長執行役員
竹ケ原 圭吾	常務執行役員CFO コーポレート本部長
大塚 雄介	執行役員 web3Cloud事業本部長
澤村 周平	執行役員 Crypto Asset事業本部長
北田 友宏	執行役員CLO 法務・コンプライアンス本部長
松岡 剛志	執行役員CTO 開発・人事本部長

2. 新任執行役員コメントおよびプロフィール

澤村 周平（執行役員 Crypto Asset事業本部長）

暗号資産やNFTに代表されるデジタル資産に関わるクリプト業界は、誕生から十数年の短い歴史の中で、市場の価格変動サイクルをこなし、種々のユースケースやプロダクトを生みながら大きな成長と進化を遂げています。暗号資産市場は冬の時代が続いており、また、規制のあり方が全世界で注目されている中で、日本はクリプトに関する法規制の整備が他国に先行して進んでいます。ブロックチェーン技術を基盤とする新たな価値創出手段が今後広く浸透していくかどうかの岐路となる局面が足元に到来しており、いま日本の暗号資産交換業者が果たす役割は非常に大きいと信じています。

そうした中で、当社のコア事業を担うCrypto Asset事業本部は、お客様である暗号資産やNFTの投資家および利用者に使いやすいUI/UXと高い流動性を提供することを目指すと同時に、様々な業界でクリプトを用いて新しい価値を創造しようとするパイオニアを支援してまいります。投資家および利用者、並びに事業者の皆様の成功とともに、コインチェックのプロダクトにつながる人口を拡大してまいります。

コインチェックは新たな時代のクリプト業界のリーダーとして、常に変化する環境に適応できる革新的なアプローチを追求し、ステークホルダーの皆様の信頼に応えられるプロダクトおよびサービスを提供できるよう尽力いたします。

プロフィール

2020年に新卒でコインチェックに入社。マーケティング部においてデータ分析業務、自社ポジション管理、Web広告運用をはじめとする新規ユーザー獲得業務、新規通貨取扱い業務、取引所のサービス改善など幅広い業務に従事。

2023年1月より当社暗号資産事業本部プロダクト部長。2023年9月に執行役員 Crypto Asset事業本部長に就任。

コインチェック株式会社について

コインチェック株式会社は、アプリダウンロード数4年連続「国内No.1*」の暗号資産取引サービス「Coincheck」を運営しています。「新しい価値交換を、もっと身近に」をミッションに掲げ、最新のテクノロジーと高度なセキュリティを基盤として、暗号資産やブロックチェーンにより生まれる新しい価値交換を身近に感じられるように、より良いサービスの創出を目指しています。

* 対象：国内の暗号資産取引アプリ 期間：2019年1月〜2022年12月　データ協力：App Tweak

商号：コインチェック株式会社（英語表記：Coincheck, Inc.）

本社：〒150-0044 東京都渋谷区円山町3-6 E・スペースタワー12F

設立：2012年8月28日

代表取締役：蓮尾 聡

暗号資産交換業登録：関東財務局長 第00014号

コインチェック株式会社コーポレートサイト：https://corporate.coincheck.com/

＜本リリースに関する報道関係者からのお問い合わせ先＞

コインチェック株式会社　広報担当　町田

Mail: pr@coincheck.com

[Press Release]

August 31, 2023

Coincheck, Inc.

Coincheck Announces Directors Change

Coincheck, Inc. (Headquartered in Shibuya-ku, Tokyo; Satoshi Hasuo, Representative Director) announces the following change in its directors.

1.　Change in Executive Directors and Expert Director (As of September 1, 2023)

New Appointment

New Position	Name	Current Position
Executive Director, Director of Crypto Asset Business Division	Shuhei Sawamura	Crypto Business Development Division, General Manager of Product Department

Change of Positions

New Position	Name	Current Position
Deputy President Executive Director	Tomoyuki Isaka	Deputy President Executive Director, Director of Crypto Business Development Division
Senior Executive Director CFO, Director of Corporate Division	Keigo Takegahara	Senior Executive Director, CFO & CRO*1
Executive Director, Director of web3Cloud Business Division	Yusuke Otsuka	Executive Director
Executive Director CLO, Director of Legal & Compliance Division	Tomohiro Kitada	Executive Director, CLO*1
Executive Director CTO, Director of Engineering & Human Resources Division	Takeshi Matsuoka	Executive Director, CTO & CSO*1

Resignation

New Position	Name	Current Position
-	Kensuke Amo	Senior Executive Director, Director of NFT & Metaverse Business Development Division
Deputy Director of Engineering & Human Resources Division	Neal Sato	Executive Director, CIO*1
Deputy Director of web3Cloud Business Division	Shohei Suganuma	Executive Director, CHRO*1
-*2	Naofumi Yamada	Expert Director

*1

CFO (Chief Financial Officer)

CRO (Chief Risk Officer)

CLO (Chief Legal Officer)

CIO (Chief Information Officer)

CHRO (Chief Human Resources Officer)

CTO (Chief Technology Officer)

CSO (Chief Security Officer)

*2 He will act as Director and Executive Officer (in charge of the Crypto Asset Business Segment, Technology and AI Strategy) of Monex Group Inc.

Management Appointments (As of September 1, 2023)

Name	Position
Satoshi Hasuo	Representative Director & President
Tomoyuki Isaka	Deputy President Executive Director
Keigo Takegahara	Senior Executive Director CFO, Director of Corporate Division
Yusuke Otsuka	Executive Director, Director of web3Cloud Business Division
Shuhei Sawamura	Executive Director, Director of Crypto Asset Business Division
Tomohiro Kitada	Executive Director CLO, Director of Legal & Compliance Division
Takeshi Matsuoka	Executive Director CTO, Director of Engineering & Human Resources Division

2. Newly appointed executive directors’ comments and profiles Shuhei Sawamura (Executive Director, Director of Crypto Asset Business Division)

The crypto industry, which involves digital assets such as crypto assets and NFTs, has experienced market price fluctuation cycles in its short history of over a decade since its emergence. During the period, it has experienced significant growth and evolution, giving rise to a variety of use cases and products. The crypto asset market has been in a winter period, and the regulatory landscape has caught worldwide attention. Japan is ahead of other countries in the development of crypto-related laws and regulations. We are now at a crossroads where a new means of value creation based on blockchain technology may or may not be widely accepted and penetrated in the future. We believe that crypto asset exchanges in Japan now have a very important role to expand the crypto industry.

The Crypto Asset Business Division is responsible for our core businesses. It aims to provide easy-to-use UI/UX and high liquidity to both investors and users of crypto assets and NFTs, our main customers, as well as supporting pioneers in various industries who are trying to create new value with crypto. We seek to deliver products that will bring success to investors and users as well as business partners, and expand the population connected to our products.

As a leader of the crypto industry in Japan, Coincheck is committed to pursuing an innovative approach that can adapt to a constantly changing environment and provide products and services that are trusted by our stakeholders.

Profile

After graduating from university, he joined Coincheck in 2020. He was involved in a wide range of tasks in the Marketing Department, including data analysis, in-house position management, new user acquisition such as web advertising operations, handling new cryptocurrencies, and improvement of exchange services.

Since January 2023, he has been the General Manager of the Product Department of the Crypto Business Development Division. He will be appointed Executive Director and Director of the Crypto Asset Business Division in September 2023.

For inquiries from the press regarding this release, please contact

Coincheck, Inc. PR Group

Mail: pr@coincheck.com

Additional Information and Where to Find It

In connection with the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“Thunder Bridge IV”) and others with regards to the proposed transaction, the parties intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form F-4 to be filed by Coincheck Group, B.V. with the SEC, which will include a proxy statement/prospectus of Thunder Bridge IV, and will file other documents regarding the proposed transaction with the SEC. Thunder Bridge IV’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about CCG, Coincheck, Thunder Bridge IV and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, Thunder Bridge IV will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of Thunder Bridge IV are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Thunder Bridge IV with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in the Solicitation

Thunder Bridge IV and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge IV will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Thunder Bridge IV’s directors and executive officers and their ownership of Thunder Bridge IV common stock is set forth in Thunder Bridge IV prospectus, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

CCG, Coincheck and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Thunder Bridge IV in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Coincheck’s industry and market sizes, future opportunities for CCG, Coincheck and Thunder Bridge IV, Coincheck’s estimated future results and the proposed business combination between Thunder Bridge IV and Coincheck, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Thunder Bridge IV’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge IV’s shareholders, the failure to achieve the minimum amount of cash available following any redemptions by Thunder Bridge IV shareholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the cryptocurrency and digital assets markets in which Coincheck competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that Coincheck may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; risk that Coincheck may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Thunder Bridge IV’s final prospectus, dated June 29, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge IV’s other filings with the SEC. Thunder Bridge IV and Coincheck caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Thunder Bridge IV and Coincheck or the date of such information in the case of information from persons other than Thunder Bridge IV or Coincheck, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Coincheck’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.